Exhibit 99.1

Can-Fite’s Partner Vetbiolix is Heading into a European
Multicentric Clinical Trial with Piclidenoson for the Treatment of
Pets’ Osteoarthritis

The canine osteoarthritis market is projected to reach $3 billion by 2028

PETACH TIKVA, Israel, December 8, 2022 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced progress achieved in the development of Piclidenoson for’ the treatment of osteoarthritis in dogs by the Company’s veterinary commercialization partner Vetbiolix, which is covering all costs associated with veterinary clinical development. The canine osteoarthritis market is projected to reach $3 billion by 2028.

Vetbiolix completed dose-ranging pharmacokinetic (PK) studies in dogs and determined the optimal efficacy and safety dosage for its upcoming European multicentric clinical study. Piclidenoson was well tolerated, with the PK data proportional to dose. Pre-clinical studies were also conducted showing Piclidenoson has a very favorable safety profile.

Based on these data, Vetbiolix has designed a European Multicentric Clinical study protocol for dogs with osteoarthritis which has been approved by an ethical committee.

There is clear need in the market for a safe and effective canine osteoarthritis drug. Current treatments for canine osteoarthritis include oral non-steroidal anti-inflammatory drugs (NSAIDs) which only treat symptoms and carry significant harmful side effects and an injectable disease-modifying osteoarthritis drug (DMOAD) that targets the progression of the disease.

“As Piclidenoson advances into a European Multicentric Clinical study for canine osteoarthritis in 2023, we are hopeful that our lead drug candidate, which has produced very good safety and efficacy results in human autoimmune diseases, will do the same for dogs,” stated Can-Fite CEO Dr. Fishman. “This veterinary indication offers Can-Fite the opportunity to get Piclidenoson onto the market faster to benefit canines, while also potentially contributing near-term revenues. We are very pleased to work productively with the team at Vetbiolix.”

In June 2021, Can-Fite entered an agreement with Vetbiolix, a France-based veterinary biotech company, for the treatment of osteoarthritis in companion animals including dogs and cats. Vetbiolix has the exclusive right to Piclidenoson in the veterinary osteoarthritis market for two years, during which time Vetbiolix is conducting studies and covering all associated costs. If the efficacy study yields positive data and Vetbiolix exercises its option to obtain the license from Can-Fite, then Vetbiolix will be obligated to pay Can-Fite upfront and milestone payments, in addition to royalties on sales upon regulatory approval.

About Piclidenoson

Piclidenoson is a novel, first-in-class, A3 adenosine receptor agonist (A3AR) small molecule, orally bioavailable drug with an excellent safety and efficacy profile demonstrated in a Phase III clinical study in psoriasis. The drug’s mechanism of action entails inhibition of the inflammatory cytokines interleukin 17 and 23 (IL-17 and IL-23) and the induction of apoptosis of patients’ skin cell keratinocytes involved with the disease pathogenicity.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH), and enrollment is expected to commence in a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114